UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

GMS CAPITAL CORP.
(Name of Small Business Issuer in Its Charter)

000-53519
(Commission File Number)

Florida	26-1094541
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

5925 Monkland Ave. Suite 202
Montreal, Quebec H4A1G7 Canada
(Address of Principal Executive Offices)

(514) 287-0103
(Issuer’s Telephone Number, Including Area Code)

GMS CAPITAL CORP.
5925 Monkland Ave. Suite 202
Montreal, Quebec H4A1G7 Canada
(514) 287-0103

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION
OF THE BOARD OF DIRECTORS

March 15, 2012

INTRODUCTION

This Information Statement is being mailed on or about March 16, 2012, to the holders of shares of common stock, par value $0.001 (the “Common Stock”) of GMS Capital Corp., a Florida corporation (“we”, “us”, or the “Company”), as of March 15, 2012.  You are receiving this Information Statement in connection with the appointment and resignation of certain persons that will change the Company’s Board of Directors (the “Board”) pursuant to a change of control transaction.  The resignation of George Metrakos, one of our current directors, will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders, causing a change of the Company’s management and Board.

GMS CAPITAL CORP. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.

NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF GMS CAPITAL CORP. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On March 9, 2012, Metratech Business Solutions Inc. and Marcel Coté (collectively, the “Sellers”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with 7776446 Canada Inc. doing business as Cosmera Inc., a Canadian corporation (“Cosmera”), pursuant to which Cosmera purchased an aggregate of 3,574,920 shares of our $0.001 par value common stock (“Common Stock”) from the Sellers in exchange for $250,000 (the “Sale”).  These shares represent approximately 66.63% of our issued and outstanding Common Stock.  Following the Sale, Cosmera became the majority shareholder of the Company and we underwent a change of the Company’s management.

Effective March 13, 2012, George Metrakos resigned as our President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer and Caroline Coulombe was appointed as our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and a Director.

Following ten (10) days after this Information Statement has been mailed to the stockholders (the “Effective Date”), George Metrakos’ resignation as a Director of the Company will be effective and Caroline Coulombe will become our sole Director.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

The Company is authorized to issue up to 125,000,000 shares of common stock and no shares of preferred stock. On March 15, 2012, we had 5,365,400 shares of common stock issued and outstanding and no shares of preferred stock outstanding.

Each share of issued and outstanding common stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of March 15, 2012 by (i) those persons or groups known to beneficially own more than 5% of the Company’s common stock, (ii) the current executive officer and directors of the Company, (iii) our sole executive officer and sole director as of the Effective Date, (iv) our current executive officer and directors as a group, and (v) our sole executive officer and sole director as a group as of the Effective Date.

The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. The following table does not give effect to the merger transaction and the shares of common stock of the Company to be issued in such transaction as the actual number of shares to be issued in the transaction is not currently known.

Name of Beneficial Owner	Number of Shares		Percentage of Class (1)
7776446 Canada Inc. doing business as Cosmera Inc. 5670 Sherbrooke St. East Montreal, Quebec H1N 1A1	3,574,920	(2)	66.63%

George Metrakos	0		00.00%

Caroline Coulombe	3,574,920	(2)	66.63%

All current executive officers and directors as a group (2 persons)	3,574,920	(2)	66.63%

All executive officers and directors as a group as of the Effective Date (1 person)	3,574,920	(2)	66.63%

(1)
Applicable percentage of ownership is based on 5,365,400 shares of fully diluted common stock effective March 15, 2012.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are currently exercisable or exercisable within sixty days of March 15, 2012 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Caroline Coulombe is the majority shareholder of 7776446 Canada Inc. doing business as Cosmera Inc. and has sole voting and dispositive power over the shares held by 7776446 Canada Inc. doing business as Cosmera Inc.

EXECUTIVE OFFICERS, DIRECTORS AND ADVISORS

The following sets forth information regarding (i) the Company’s current sole executive officer and directors and (ii) the Company’s sole executive officer and sole director as of the Effective Date.  Except with respect to the Stock Purchase Agreement, there is no agreement or understanding between the Company and the current or proposed director or executive officer pursuant to which he or she was selected as an officer or director.

Name	Age	Current Position	Position Following Change of Control

George Metrakos	40	Director	None

Caroline Coulombe	44	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director

George Metrakos

Mr. Metrakos holds a Bachelor's of Engineering from Concordia University (Montreal, Canada) and a Master's of Business Administration (MBA) from the John Molson School of Business at Concordia University. Mr. Metrakos has specialized in numerous successful launches of new technologies for emerging marketplaces. He has worked with such organizations as Philips B.V. (The Netherlands), Dow Chemical company (USA), Hydro Quebec (Provincial Utility) and other entrepreneurial high-tech companies. During his founding role in GMS Capital Corp., Mr. Metrakos was recognized as entrepreneur of the year in an angel financing competition within the Montreal business community awarded by the Montreal Chamber of Commerce youth wing.

Mr. Metrakos is part-time with GMS and oversees the activities of two part-time employees during the process of delivery of services to customers, as well as overseeing and working on the process of SEC-required public filings and financial statement production.  Mr. Metrakos also acts as President of Metratech Business Solutions Inc., a consulting company.  As a consultant, he performs financial, operational and Information Technology Infrastructure consulting to clients in non-related industries.

Mr. Metrakos does not currently own any shares of the Registrant’s common stock.

Caroline Coulombe

Mrs. Coulombe is the President, Chief Executive Officer Chief Financial Officer, Secretary, Treasurer and a Director of GMS Capital Corp.  From March 2012 to August 2007, Mrs. Coulombe was founder and CEO of Nacara Montreal Inc. and from August 2007 to December 1999, Mrs. Coulombe was founder and CEO of Nacara Cosmetics Inc.  Mrs. Coulombe has over 19 years in the cosmetics industry, having served in managerial and executive capacities for a number of cosmetics companies.  Over the years, Mrs. Coulombe has concluded several partnerships with cosmetic companies including many of France's most prestigious companies such as Galeries Lafayette, Marionnaud, Nocibé, Beauty Success. Since 1995, Mrs. Coulombe has served as a Director of Caisse De Mercier Rosemont, a Montreal-based financial institution. From April 2006 to February 2007, Mrs. Coulombe was also a member of a working group on the participation of Black communities in Quebec established by the Minister of Immigration and Cultural Communities of the Quebec Government.  Mrs. Coulombe has also been a founder and member of the Entrepreneurship Committee of the Young Chamber of Commerce of Montreal.  Mrs. Coulombe has a diploma in business administration from L'Université du Québec à Montréal.

The Registrant anticipates entering into an employment agreement with Mrs. Coulombe, the terms of which will be disclosed when available, pursuant to which Mrs. Coulombe is expected to receive a salary and/or stock-based compensation.   Mrs. Coulombe does not currently own any shares of the Registrant’s common stock.

Director Independence and Board Committees

As of the Effective Date, Caroline Coulombe will become our sole Director.  The Company believes that Mrs. Coulombe will not be considered an independent director because she will be an executive officer of the Company.

The Company is not a “listed company” under SEC rules. The Company’s common stock is currently traded on the OTC Bulletin Board. Accordingly, the Company is not required to have an audit (and therefore does not have a member that would qualify as an audit committee financial expert), compensation, or nominating committee.  Furthermore, the Company does not believe it is necessary for the Board of Directors to appoint such committees, or have a separately designated lead director, because the Board of Directors consists of only one member.  Rather, our sole director performs the functions of these committees.

Family Relationships

There are no family relationships among the Company’s existing or incoming directors or officers.

Involvement in Certain Legal Proceedings

During the past ten years, no current or incoming officer or director of the Company has:

(1) Petitioned for bankruptcy under the federal bankruptcy laws or had a petition under the federal bankruptcy laws or any state insolvency law filed by or against, or had a receiver, fiscal agent or similar officer appointed by a court, any business of which such person was a general partner or executive officer either at the time of the bankruptcy or proceeding or within two years prior to that time;

(2) Been convicted in a criminal proceeding or is a named subject of any pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Been subject to any order, judgment or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting his involvement the following activities

(a)
Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor brokerage, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing to conduct or practice in connection with such activity;

(b)	Engaging in any type of business practice; or

(c)	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

(4) Been subject to any order, judgment or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days his right to engage in any type of activity described in 3(a) above, or to be associated with persons engaged in any such activity;

(5) Been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(6) Been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated a federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended, or vacated;

(7) Been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or fining, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(a)	Any federal or state securities or commodities law or regulation; or

(b)	Any law or regulation respecting financing institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(c)	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity.

(8) Been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act, any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board of Directors’ Meetings

During the preceding year, the Company has only had a single director.  Although the Company has undertaken actions by written consent, the Company has not had an annual meeting per se during the Company’s last completed fiscal year.  It is our policy that our directors are invited and encouraged to attend all of our annual meetings.

Compliance with Section 16(a) of the Exchange Act

Each director and executive officer of the Company and each beneficial owner of 10% or more of the Company’s common stock is required to report his or her transactions in shares of the Company’s common stock to the SEC within a specified period following a transaction. Based on the Company’s review of filings with the SEC and written representations furnished to the Company during the fiscal year ended December 31, 2011, the directors, executive officers and 10% beneficial owners filed all such reports within the specified time period.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

The following table sets forth the information, on an accrual basis, with respect to the compensation of our sole executive officer for the three years ended December 31, 2011, 2010, and 2009:

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
George Metrakos	2011	$20,000	-	-	-	-	-	-	$20,000
CEO, CFO, President, Secretary, Treasurer &	2010	40,000	-	-	-	-	-	-	$40,000
Director	2009	-	-	-	-	-	-	-	-

Options and Stock Appreciation Rights Grant Table

There were no grants of stock options to the Company’s sole executive officer during the fiscal year ended December 31, 2011.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

The Company did not have any outstanding stock options or stock appreciation rights at end the fiscal year ended December 31, 2011.

Long-Term Incentive Plan Awards Table

The Company does not have any Long-Term Incentive Plans.

Directors’ Compensation

The Company has not paid any compensation to its directors for service on the Board of Directors.

Employment Agreements

The Company is not a party to any employment agreements or other compensation plans.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K, except as disclosed below:

On September 18, 2007, the Company, at the time doing business as "Metratech Retail Systems Inc.", a Canadian Corporation was re-incorporated in the State of Florida.  There were no changes in share holdings as shareholders of one share of the common voting stock of "Metratech Retail Systems Inc." received one share of the common voting stock of the Company.

In addition, there are approximately $69,303 of non-interest bearing advances that were incurred from January 1, 2007 from officers or shareholders or companies controlled by officers and shareholders.  These advances were provided for cash flow purposes for the Company to sustain its operations.  The breakdown of these advances as of December 31, 2011 is as follows:

Name	Amount of Advance ($)
George Metrakos	$41,006
Marcel Côté	$10,333
Jean Lambert	$24,583
Metratech Business Solutions Inc.(1)	$17,460

(1)	Metratech Business Solutions Inc. is an entity controlled by George Metrakos and is therefore considered as a related entity.

On October 1, 2007, the Company issued stock for services to compensate George Metrakos a total of 1,562,440 shares to Metratech Business Solutions Inc., an entity controlled by George Metrakos, our sole director and sole executive officer, holding the positions of President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer.

OTHER INFORMATION

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and files annual, quarterly and current event reports, proxy statements and other information with the SEC. You can read the Company’s SEC filings, including the information statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document the Company files with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

By Order of the Board of Directors

Caroline Coulombe
President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer